Room 4561

July 25, 2007

Dawna Ferguson
Secretary
Silverstar Holdings, Ltd.
1900 Glades Road, Suite 435
Boca Raton, FL 33431

Re: Silverstar Holdings, Ltd.
Preliminary Proxy Statement on Schedule 14A filed July 5, 2007
File No. 0-27494

Dear Ms. Ferguson:

This is to advise you that we have limited our review of the above filing to the matters addressed in the comments below. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments. Please note that all defined terms have the same meaning as in the proxy material.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review.   Feel free to call us at the telephone numbers listed at the end of this letter.

Preliminary Proxy Statement on Schedule 14A

Security Ownership of Certain Beneficial Owners and Management, page 3

1.   Revise to identify each named executive officer and director, as this information is not provided elsewhere in the proxy statement.

Proposal 1, page 5

2.   You disclose that the Second Closing of your $9 million private placement
        requires stockholder approval pursuant to NASDAQ Marketplace Rule
        4350(i)(1)(D). In light of the fact that the First Closing was the first step in the
        sale, issuance or potential issuance of common stock (or securities exercisable for
        common stock) equaling 20% or more of your common stock outstanding before
        the issuance, please advise why Silverstar Holdings did not seek security holder
        approval to the extent required by NASDAQ Marketplace Rule 4350(i) prior to
        the issuance of the securities in the First Closing. In this regard, we note that
        Proposal 1 seeks the approval of the issuance of 4,149,395 shares of common
        stock to be issued in the Second Closing and the 4,344,826 shares underlying the
        warrants issued in the First Closing as well as those to be issued in the Second
        Closing. Please tell what discussion, if any, you had with the NASD regarding
        the need for shareholder approval of this entire private placement prior to the First
        Closing.

3.   You state that your Chairman and Chief Executive Officer participated in the
        Financing. Revise to provide a materially complete description of his interest in
        the Financing, including a quantification of his participation in the Financing and
        the total discount from the market price associated with the securities purchased
        in the private placement. See Item 5(a) of Schedule 14A.

Reasons for Stockholder Approval, page 6

4.   You state that the First Closing does not require stockholder approval, but that the
        exercise price of the warrants issued in the First Closing would not be adjustable
        (by their terms) to an exercise price less than $1.83/share absent stockholder
        approval of this proposal. Revise your disclosure in this section to describe the
        reasons Rule 4350(i)(1)(D)(ii) limits the adjustment to the exercise price of these
        warrants should stockholder approval not be obtained.

Summary of the Financing, page 6

5.   We note the statement at the top of page 7 that your summary of the Transaction
        Documents "is qualified in its entirety by reference to the more detailed terms set
        forth" those documents. However, you are required to provide a materially
        complete discussion of each of these material documents. Please revise your
        disclosure as appropriate and remove any statements that suggest to shareholders
        that the descriptions provided in this document are not materially complete. In
        this regard, it appears that much of the information presented in your bullet-points
        on page 7-9 simply state general topics that a representation or warranty addresses
        without setting forth the actual representation or warranty made by the company
        or the investors. You should revise your disclosure to state the material terms,

representations and warranties of each document. We will not object to statements encouraging stockholders to read the underlying documents for a more complete understanding of the other provisions of such document.

Principal Effects of Approval or Non-Approval of the Proposal, page 11

6.   You state that the issuance of the Shares and the Warrants in the Financing subject to this proposal is not intended to have any anti-takeover effect. However, you should revise your disclosure to discuss any possible anti-takeover impacts from this transaction as well as it discuss other anti-takeover mechanisms that may be present in your governing documents or otherwise and whether there are any plans or proposals to adopt other provisions or enter into other arrangements that may have material anti-takeover consequences. For example, since the level of participation of your Chairman and CEO are not currently disclosed, revise to state the percentage of voting power that your officers and directors will hold upon completion of the Financing and whether such control could have an anti-takeover impact. See SEC Release No. 34-1523 for further guidance.

7.   You also disclose that Proposal 1 would likely result in a significant increase in the number of shares of common stock outstanding and stockholders who are not participating in the Financing will experience significant dilution. Revise to state the number of shares outstanding immediately prior to the offer, the number of shares outstanding after the First Closing (noting the number of shares reserved for issuance upon exercise of the Warrants issued in that tranche of the private placement) and the number of shares that will be outstanding upon completion of the Second Closing (again noting the number of shares reserved for issuance upon exercise of the Warrants issued in this tranche of the private placement).

Proposal 2, page 13

Indemnity, page 14

8.   Bundling the stockholder approval of technical amendments to your Byelaws in conjunction with a change to the indemnification provisions applicable to affiliates seems to be inconsistent with Rule 14a-4(a) and 14a-4(b)(1), which require that a proxy provide an opportunity to approve each separate matter intended to be acted upon. Please refer to Rule 14a-4 and Section II.H of SEC Release 34-31326. Stockholders should be provided a separate description of each matter to be considered and each matter should be identified and voted upon as a separate item on the proxy card. In this regard, stockholders should be provided a clear understanding of your current indemnification provisions, any ongoing or anticipated indemnification claims, and the proposed changes to such

indemnification provisions in order to make an informed decision on such a change to your governing instrument.

9.   Explain the circumstances in which the Byelaws require indemnification for civil or criminal actions. Revise to state whether there are any pending or threatened actions against your any of your officers or directors for which you anticipate funding the costs of proceedings against such individuals, subject to this revised provision.

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As appropriate, please amend your filing and respond to these comments within 10 business days. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings includes all information required under the Exchange Act and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

You may contact Rebekah Toton at (202) 551-3857 with any questions. If you need further assistance, you may contact me at (202) 551-3730.

Sincerely,

Mark P. Shuman
Branch Chief – Legal

cc: <u>Via Facsimile (212) 704-5919</u>
        Joseph Walsh, Esq.
        Troutman Sanders LLP
        Telephone: (212) 704-6030